Exhibit 99.1

58.com Reports Third Quarter 2015 Unaudited Financial Results

BEIJING, November 30, 2015 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•	Total revenues were US$212.9 million, a 195.9% increase from the same quarter last year; exceeding guidance of US$195.0 to US$200.0 million.

•	Gross margin was 93.2%, compared with 95.3% during the same quarter of 2014.

•	Loss from operations was US$85.3 million, compared with income from operations of US$3.0 million in the same quarter of 2014.

•	Non-GAAP loss from operations[1] was US$69.9 million, compared with non-GAAP income from operations of US$4.9 million in the same quarter of 2014.

•	Net loss attributable to 58.com Inc. was US$206.0 million, compared with net income attributable to 58.com Inc. of US$5.9 million in the same quarter of 2014.

•	Non-GAAP net loss attributable to 58.com Inc.[2] was US$64.8 million, compared with non-GAAP net income attributable to 58.com Inc. of US$7.8 million in the same quarter of 2014.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$1.59. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS[3] attributable to ordinary shareholders were US$0.50.

Management Comments

"We are pleased to report strong third quarter results with our topline growing faster than expected," commented Mr. Michael Yao, Co-chairman and Chief Executive Officer of 58.com.  "Our core classifieds business continued to grow rapidly as it acquired more traffic and merchants and increased in size and scale. Since our acquisition in March 2015, Anjuke’s traffic and topline growth accelerated, validating our vision and demonstrating our ability to efficiently integrate and grow other platforms within our ecosystem. 58 Home recently closed US$300 million fund raising from Alibaba, KKR and PingAn and is now in a better position to take advantage of the massive market opportunities that are emerging. Last week we announced the spin-off of our consumer-to-consumer used car platform Guazi, which is off to a great start with Mark Yang and his management team. Finally, we will continue to deepen the integration of Ganji as we work to provide our users with a superior experience.”

1 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

2 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding (i) share-based compensation expenses of the group, net off the amount allocated to non-controlling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji and (iv) share-based compensation expenses included in the equity pick-up of net loss of Ganji.

3 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Our total revenues exceeded the high end of our guidance again this quarter as our paying merchant members and online marketing services set new operational records. Net income for the quarter was impacted by one-off non-cash transactions such as a write-down associated with our investment in Ganji and share based compensation expenses related to Ganji prior to the August 2015 transaction. Most of our operating losses are related to new business initiatives such as 58 Home and Guazi. Our core classifieds businesses, which include Anjuke, however, incurred very minor losses during the third quarter of 2015. The integration of Ganji is progressing well and we are optimistic that profitability for our core classifieds business will improve over the next few quarters.”

Third Quarter 2015 Financial Results

58.com’s financial results for the third quarter of 2015 include the results from Anjuke and Ganji which the Company started to consolidate since March 2015 and early August of 2015, respectively.

Revenues

Total revenues were US$212.9 million, representing an increase of 195.9% from US$72.0 million in the same quarter of 2014. The increase in total revenues was primarily driven by the addition of revenues from Ganji and Anjuke as well as the organic growth on the 58.com platform.

Membership revenues were US$88.6 million, an increase of 139.5% from US$37.0 million in the same quarter of 2014. The increase in membership revenues was primarily driven by an increase in the number of paying merchant members. The number of paying merchant members on the original 58.com platform during the third quarter of 2015 was approximately 893,000, an increase of 59.5% from 560,000 in the same quarter of 2014. In addition, Ganji and Anjuke jointly had more than 700,000 paying merchant members in the third quarter of 2015. Paying merchant members refer to the merchants who have purchased the Company’s subscription based membership services and whose membership subscriptions are active at any point during a given period.

Online marketing services revenues were US$116.1 million, an increase of 232.9% from US$34.9 million in the same quarter of 2014. The increase was primarily driven by increased revenue from Ganji and Anjuke as well as organic growth of the original 58.com platform. Online marketing services revenues generated from the original 58.com platform continued to grow very rapidly and was primarily attributable to an increase in user traffic and the effectiveness of the Company’s online marketing services, particularly with respect to growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$14.5 million, an increase of 325.1% from US$3.4 million during the same quarter of 2014. The increase was primarily driven by increased costs associated with the addition of Ganji and Anjuke as well as the Company’s organic growth. The year-over-year increase in the original 58.com platform’s cost of revenues was primarily driven by the increase in Short Message Service (“SMS”) costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$198.5 million, an increase of 189.5% from US$68.6 million during the same quarter of 2014.

Gross margin was 93.2%, compared with 95.3% during the same quarter of 2014.

Operating Expenses

Operating expenses were US$283.7 million, representing an increase of 333.1% from US$65.5 million in the same quarter of 2014. The increase was a result of increased operating expenses associated with the addition of Ganji and Anjuke. Operating expenses associated with new transaction businesses such as 58 Home and Guazi used car platforms also increased significantly in the third quarter of 2015 from an immaterial amount in the third quarter of 2014.

Sales and marketing expenses in the third quarter of 2015 were US$209.9 million, an increase of 343.7% from US$47.3 million during the same quarter in 2014.

Within sales and marketing expenses, advertising expenses accounted for US$82.9 million and US$19.6 million during the third quarter of 2015 and 2014, respectively. The increase was primarily driven by advertising expenses associated with Ganji’s core classifieds businesses and Guazi used car platform. The Company also increased advertising expenses associated with Anjuke during the third quarter of 2015. The increase in advertising expenses of the 58.com platform was primarily due to expenses associated with the marketing of the Company’s mobile platforms as well as offline brand campaign, offset by a decrease in expenses associated with acquisition of PC traffic.

Other sales and marketing expenses in the third quarter of 2015 were US$127.0 million, an increase of 358.7% from US$27.7 million during the same period last year. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The increase was largely attributable to subsidies to services providers in 58 Home business. The consolidation of Ganji’s and Anjuke’s sales and marketing expenses also contributed to the increase. The increase in other sales and marketing expenses associated with the original 58.com platform was primarily driven by increased salaries, benefits and commissions as a result of the increased headcount of sales and marketing personnel since competition with Ganji began heating up in the summer of 2014.

Research and development expenses during the third quarter of 2015 were US$38.5 million, an increase of 197.8% year-over-year from US$12.9 million in the same quarter of 2014. The increase was driven by an increase in research and development expenses associated with the 58.com platform as well as those from Ganji and Anjuke platforms. The increase associated with the 58.com platform was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the third quarter of 2015 were US$35.3 million, a substantial increase from US$5.3 million in the same quarter of 2014. The increase was primarily due to professional fees of approximately US$18.2 million associated with the strategic investment in Ganji. The increase was also partially due to an increase in the number of support staff hired to support the expansion of the Company’s sales team.

Income/(loss) from Operations

Loss from operations was US$85.3 million in the third quarter of 2015 compared with income from operations of US$3.0 million in the same quarter of 2014. Operating margin, defined as income/(loss) from operations divided by total revenues, was negative 40.1% in the third quarter of 2015, compared with positive 4.2% in the same quarter of 2014.

Non-GAAP loss from operations was US$69.9 million in the third quarter of 2015 compared with non-GAAP income from operations of US$4.9 million in the same quarter of 2014. Non-GAAP operating margin was negative 32.9% in the third quarter of 2015 compared with non-GAAP operating margin of 6.8% in the same quarter of 2014.

Other Income/(expenses)

Other expenses in the third quarter of 2015 were US$127.2 million, compared with other income of US$7.4 million in the same quarter of 2014. Other expenses in the third quarter of 2015 were mainly composed of US$130.9 million investment loss associated with investment in Ganji, which was partially offset by short-term investment income of US$1.9 million.

Out of the US$130.9 million loss, US$95.7 million was related to the pick-up of net loss attributable to Ganji’s ordinary shareholders calculated based on the Company’s common shareholding of 31.6% in Ganji during the period between July 1 and August 6, 2015 as a result of the investment which was closed on April 20, 2015. Since August 6, 2015, the Company has consolidated Ganji and therefore the financial results of Ganji will no longer be reflected in the financial statement line item of “investment income/(loss), net.”

The remaining US$35.2 million loss resulted from the revaluation of the strategic investment in Ganji made on April 20, 2015, which is the difference between the fair value and carrying value on August 6, 2015 of the investment in Ganji made in April 2015. The closing price of 58.com ADSs on April 20, 2015 was approximately of US$70 per ADS, and was taken into account in the measurement of the initial carrying amount of the investment in Ganji. Subsequent to the initial measurement, the investment balance was adjusted for the 31.6% equity loss pick-up for the period until Ganji started to be consolidated by the Company on August 6, 2015 when the Company completed its investment in several private equity funds which together with other group of investors acquired all the remaining stake in Ganji. Upon completion of such subsequent investment on August 6, 2015, the Company started to consolidate Ganji. The closing price of 58.com ADSs on August 6, 2015, was approximately US$57 per ADS, and was taken into account in the remeasurement of the fair value of the previously held equity interests in Ganji. The difference between the fair value and carrying value on August 6, 2015 of the strategic investment in Ganji made in April 2015 resulted in the US$35.2 million revaluation loss.

Income Tax Benefits/(expenses)

Income tax benefits in the third quarter of 2015 were US$1.6 million, compared with income tax expenses of US$4.5 million in the same quarter of 2014.

Net Income/(loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$206.0 million in the third quarter of 2015, compared with a net income attributable to 58.com Inc. of US$5.9 million in the same quarter of 2014. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was negative 96.8% in the third quarter of 2015, compared with positive 8.3% in the same quarter of 2014.

Non-GAAP net loss attributable to 58.com Inc. was US$64.8 million in the third quarter of 2015, compared with non-GAAP net income of US$7.8 million in the same quarter of 2014. Non-GAAP net margin was negative 30.5% in the third quarter of 2015, compared with non-GAAP net margin of positive 10.9% in the same quarter of 2014.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the third quarter of 2015 were US$1.59, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.07 during the same quarter of 2014.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in the third quarter of 2015 were US$0.50, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.09 during the same quarter of 2014.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of September 30, 2015, the Company had cash and cash equivalents, term deposits and short-term investments of US$604.5 million.

Cash Flow

Net cash used in operating activities was US$12.0 million in the third quarter of 2015, compared with net cash provided by operating activities of US$30.9 million in the same quarter of 2014.

Shares Outstanding

As of September 30, 2015, the Company had a total of 278,441,733 ordinary shares (including 210,762,977 Class A and 67,678,756 Class B ordinary shares) issued and outstanding.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2015 are expected to be between US$240 million and US$245 million, representing a year-over-year increase of 199% to 205%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding (i) share-based compensation expenses of the group, net off the amount allocated to non-controlling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji and (iv) share-based compensation expenses included in the equity pick-up of net loss of Ganji. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its (i) share-based compensation expenses of the group, net off the amount allocated to non-controlling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji and (iv) share-based compensation expenses included in the equity pick-up of net loss of Ganji, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Monday, November 30, 2015 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 7, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10076499

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2014	September 30, 2015

ASSETS
Current assets:
Cash and cash equivalents	111,376	443,018
Restricted cash	1,314	1,828
Term deposits	281,513	3,690
Short-term investments	216,146	157,814
Accounts receivable, net	6,282	48,230
Prepayments and other current assets	24,131	88,242
Total current assets	640,762	742,822
Non-current assets:
Property and equipment, net	17,899	41,666
Intangible assets, net	460	299,059
Construction in progress	—	21,998
Land use rights, net	—	2,214
Goodwill	—	2,857,218
Long-term investments	23,784	91,071
Long-term prepayments and other non-current assets	21,027	102,366
Total non-current assets	63,170	3,415,592
Total assets	703,932	4,158,414
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	400,000
Accounts payable	16,029	86,760
Deferred revenues	95,336	205,943
Customer advances and deposits	35,983	133,085
Taxes payable	7,392	5,420
Salary and welfare payable	28,804	73,113
Accrued expenses and other current liabilities	13,071	366,539
Total current liabilities	196,615	1,270,860
Non-current liabilities:
Deferred tax liabilities	—	73,001
Other non-current liabilities	—	3,919
Total non-current liabilities	—	76,920
Total liabilities	196,615	1,347,780
Commitments and contingencies
Mezzanine equity:
Mezzanine equity - noncontrolling interests	—	14,498
Total mezzanine equity	—	14,498
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 101,574,732 Class A and 74,800,479 Class B shares issued and outstanding as of December 31, 2014 and 210,762,977 Class A and 67,678,756 Class B shares issued and outstanding as of September 30, 2015, respectively)	2	3
Additional paid-in capital	624,381	3,209,211
Accumulated deficit	(115,775)	(400,702)
Accumulated other comprehensive income/(loss)	(1,291)	(3,653)
Total shareholders’ equity	507,317	2,804,859
Noncontrolling interests	—	(8,723)
Total equity	507,317	2,796,136
Total liabilities, mezzanine equity and equity	703,932	4,158,414

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015

Revenues:
Membership	37,011	65,491	88,649	99,651	196,249
Online marketing services	34,868	89,233	116,071	84,709	249,616
E-commerce services	—	4,653	6,614	—	11,536
Other services	80	154	1,610	398	2,155
Total revenues	71,959	159,531	212,944	184,758	459,556
Cost of revenues(1)	3,408	10,084	14,488	9,240	30,557
Gross profit	68,551	149,447	198,456	175,518	428,999
Operating expenses(1):
Sales and marketing expenses	47,302	135,060	209,885	119,702	459,110
Research and development expenses	12,943	24,810	38,544	30,199	79,560
General and administrative expenses	5,262	25,401	35,314	13,606	69,275
Total operating expenses	65,507	185,271	283,743	163,507	607,945
Income/(loss) from operations	3,044	(35,824)	(85,287)	12,011	(178,946)
Other income/(expenses):
Interest income	2,671	680	(1,982)	5,999	85
Investment income/(loss), net	3,111	(5,283)	(129,082)	5,903	(131,597)
Foreign currency exchange income/(loss), net	680	332	(769)	(2,461)	(449)
Others, net	930	3,161	4,616	4,495	8,125
Income/(loss) before tax	10,436	(36,934)	(212,504)	25,947	(302,782)
Income tax benefits/(expenses)	(4,495)	6,623	1,604	(6,511)	8,227
Net income/(loss)	5,941	(30,311)	(210,900)	19,436	(294,555)
Add: Net loss attributable to noncontrolling interests	—	3,417	5,233	—	9,628
Accretions to mezzanine equity shareholders	—	—	(358)	—	(358)
Net income/(loss) attributable to 58.com Inc.	5,941	(26,894)	(206,025)	19,436	(285,285)
Net income/(loss)	5,941	(30,311)	(210,900)	19,436	(294,555)
Foreign currency translation adjustment, net of nil tax	35	421	(1,428)	(90)	(1,523)
Unrealized gain/(loss) on available-for-sale securities	—	4,074	(3,676)	—	(639)
Total comprehensive income/(loss)	5,976	(25,816)	(216,004)	19,346	(296,717)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.03	(0.12)	(0.79)	0.12	(1.42)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.03	(0.12)	(0.79)	0.11	(1.42)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	0.07	(0.24)	(1.59)	0.23	(2.83)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	0.07	(0.24)	(1.59)	0.23	(2.83)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	175,436,892	220,896,728	259,763,592	166,113,598	201,270,404
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	181,329,119	220,896,728	259,763,592	172,089,061	201,270,404

_________________________

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	(1)	21	42	10	86
Sales and marketing expenses	481	1,101	2,444	814	4,338
Research and development expenses	828	1,497	2,990	1,695	5,503
General and administrative expenses	569	1,276	3,102	1,647	6,763

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015

GAAP income/(loss) from operations	3,044	(35,824)	(85,287)	12,011	(178,946)
Share-based compensation expenses	1,877	3,895	8,578	4,166	16,690
Amortization of intangible assets resulting from business acquisitions	—	1,656	6,813	—	8,969
Non-GAAP income/(loss) from operations	4,921	(30,273)	(69,896)	16,177	(153,287)

GAAP net income/(loss) attributable to 58.com Inc.	5,941	(26,894)	(206,025)	19,436	(285,285)
Share-based compensation expenses	1,877	3,895	8,578	4,166	16,690
Share-based compensation attributable to non-controlling interests	—	(53)	(9)	—	(229)
Amortization of intangible assets resulting from business acquisitions	—	1,656	6,813	—	8,969
Revaluation loss of strategic investment in Ganji	—	—	35,217	—	35,217
Pick-up of net loss attributable to share-based compensation expense of Ganji	—	551	90,621	—	91,172
Non-GAAP net income/(loss) attributable to 58.com Inc.	7,818	(20,845)	(64,805)	23,602	(133,466)

GAAP operating margin	4.2%	(22.5)%	(40.1)%	6.5%	(38.9)%
Share-based compensation expenses	2.6%	2.5%	4.0%	2.3%	3.6%
Amortization of intangible assets resulting from business acquisitions	—	1.0%	3.2%	—	2.0%
Non-GAAP operating margin	6.8%	(19.0)%	(32.9)%	8.8%	(33.3)%

GAAP net margin	8.3%	(16.9)%	(96.8)%	10.5%	(62.1)%
Share-based compensation expenses	2.6%	2.5%	4.0%	2.3%	3.6%
Share-based compensation attributable to non-controlling interests	—	0.0%	0.0%	—	0.0%
Amortization of intangible assets resulting from business acquisitions	—	1.0%	3.2%	—	2.0%
Revaluation loss of strategic investment in Ganji	—	—	16.5%	—	7.7%
Pick-up of net loss attributable to share-based compensation expense of Ganji	—	0.3%	42.6%	—	19.8%
Non-GAAP net margin	10.9%	(13.1)%	(30.5)%	12.8%	(29.0)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	175,436,892	220,896,728	259,763,592	166,113,598	201,270,404
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	181,329,119	220,896,728	259,763,592	172,089,061	201,270,404

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	87,718,446	110,448,364	129,881,796	83,056,799	100,635,202
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	90,664,560	110,448,364	129,881,796	86,044,531	100,635,202

Non-GAAP net income/(loss) per ordinary share - basic	0.04	(0.09)	(0.25)	0.14	(0.66)
Non-GAAP net income/(loss) per ordinary share - diluted	0.04	(0.09)	(0.25)	0.14	(0.66)

Non-GAAP net income/(loss) per ADS - basic	0.09	(0.19)	(0.50)	0.28	(1.33)
Non-GAAP net income/(loss) per ADS - diluted	0.09	(0.19)	(0.50)	0.27	(1.33)